SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  -------------

                        AMENDMENT NO. 4 (FINAL AMENDMENT)
                                       T0
                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

          RULE 13E -3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            Westminster Capital, Inc.
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                                (Name of Issuer)

   Westminster Capital, Inc., William Belzberg, Hyman Belzberg, Keenan Behrle, Greggory Belzberg, Bel-Cal Holdings, Ltd., Bel-Alta Holdings, Ltd., William
                Belzberg Revocable Living Trust, October 5, 1984
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Common Stock, Par Value $1 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    307351106
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                      (CUSIP Number of Class of Securities)

          William Belzberg                       Scott D. Galer, Esq.
      Chief Executive Officer            Akin Gump Strauss Hauer & Feld, LLP
   9665 Wilshire Blvd., Suite M-10        2029 Century Park East, 24th Floor
       Beverly Hills, CA 90212                  Los Angeles, CA 90067
          (310) 278-1930                            (310) 229-1000

--------------------------------------------------------------------------------
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This statement is filed in connection with (check the appropriate box):

     a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [_] A tender offer.

     d. [x] None of the above.

     Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies:   [_]

     Check the following box if the filing is a final amendment reporting the
results of the transaction:   [x]

                            CALCULATION OF FILING FEE

         Transaction
         Valuation*

         $2,110,379                                        $423


     *For purposes of calculating fees only. The transaction value is based on a maximum 713,793 shares of Westminster Capital, Inc. common stock, par value $1 per share, which the Issuer may acquire in connection with the settlement of a class action lawsuit followed by a short-form merger, both of which are to be consummated at $2.95665 per share.

     [x] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $423                Filing Party: Westminster Capital, Inc.
Form or Registration No.: Schedule 13E-3       Date Filed:  July 10, 2003


This Amendment No. 4 to Schedule 13E-3 (the "FINAL AMENDMENT") amends and supplements the Schedule 13E-3 initially filed with the Securities and Exchange Commission ("SEC") on July 10, 2003 (as amended, the "SCHEDULE 13E-3"), relating to the going private transaction of Westminster Capital, Inc. ("WESTMINSTER"), and specifically the merger of Westminster Acquisition Corp. ("PARENT CORPORATION") with and into Westminster, with Westminster as the surviving company.

The information in the Schedule 13E-3 is hereby expressly incorporated herein by reference in response to all of the items of this Final Amendment to Schedule 13E-3, except as otherwise set forth below. You should read this Final Amendment to Schedule 13E-3 together with the Schedule 13E-3 we filed with the SEC on July 10, 2003, and Amendment No. 1, Amendment No. 2 , and Amendment No. 3 to Schedule 13E-3 we filed with the SEC on July 30, 2003, and August 7, 2003, and August 15, 2003, respectively.

This Final Amendment is being filed with the SEC pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934 (the "EXCHANGE ACT"), to report the results of the Merger, which became effective on August 29, 2003, pursuant to Section 253 of the Delaware General Corporation Law. Westminster was the surviving corporation in the Merger. Parent Corporation, which was a party to the Merger, is not a party to this Final Amendment because it no longer exists as a corporation as a result of the Merger.

As a result of the Merger, Westminster's common stock was delisted from the American Stock Exchange and Westminster became privately owned by the Continuing Stockholders. In connection with the Merger, each share of common stock of Westminster (other than those held by the Parent Corporation) was cancelled and converted into the right to receive $2.95665 in cash without interest. On September 4, 2003, Westminster issued a press release announcing the consummation of the transaction. Letters of Transmittal, a Notice of Merger (including instructions on appraisal rights), and any other documents necessary for the exchange of the Shares for the Merger Consideration will be mailed to the former holders of the Shares of Westminster by the paying agent for the Merger as promptly as practicable.

ITEM 16. EXHIBITS

     (a)(1) Letter from Westminster Acquisition Corp.*

     (a)(2) Text of Press Release issued by the Company on August 7, 2003***

     (a)(3) Text of Press Release issued by the Company on August 20, 2003

     (a)(4) Text of Press Release issued by the Company on September 4, 2003

     (c)(1) Fairness Opinion, dated as of April 18, 2002, by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (incorporated by reference to Exhibit (c)(1) of Schedule TO filed on April 18, 2002)

     (c)(2) Presentation to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. on April 9, 2002 (incorporated by reference to Exhibit (c)(2) of Schedule TO filed on April 18, 2002)

     (d)(1) Notice of Pendency of Class Action, Proposed Settlement and Settlement Hearing*

     (d)(2) Stipulation of Settlement*

     (d)(3) Order and Final Judgment of the Court of Chancery of the State of Delaware*

     (d)(4) Court's Order denied Fred Lowenschuss's Request for
            Reconsideration**

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


        (f) Section 262 of the Delaware General Corporation Law*

*    Previously filed by the Company on Schedule 13E-3, dated July 10, 2003.

** Previously filed by the Company on Amendment No. 1 to Schedule 13E-3, dated July 30, 2003.

*** Previously filed by the Company on Amendment No. 2 to Schedule 13E-3, dated August 7, 2003

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

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   September 3, 2003          WESTMINSTER CAPITAL, INC.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  Chief Executive Officer

Dated:   September 3, 2003
                                     /s/ William Belzberg
                                    ------------------------------------
                                    William Belzberg
Dated:   September 3, 2003

                                     /s/ Hyman Belzberg
                                    ------------------------------------
                                    Hyman Belzberg
Dated:   September 3, 2003

                                     /s/ Greggory Belzberg
                                    ------------------------------------
                                    Greggory Belzberg

Dated:   September 3, 2003
                                     /s/ Keenan Behrle
                                    ------------------------------------
                                    Keenan Behrle


Dated:   September 3, 2003          BEL-CAL HOLDINGS, LTD.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  President

Dated:   September 3, 2003          BEL-ALTA HOLDINGS, LTD.


                                    By: /s/ Hyman Belzberg
                                    ------------------------------------
                                    Name:   Hyman Belzberg
                                    Title:  President

Dated:   September 3, 2003          WILLIAM BELZBERG REVOCABLE LIVING TRUST,
                                    OCTOBER 5, 1984


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title: Trustee

                                  EXHIBIT LIST

Exhibit
NUMBER                DESCRIPTION

(a)(1) Letter from Westminster Acquisition Corp.

(a)(2) Text of Press Release issued by the Company on August 7, 2003

(a)(3) Text of Press Release issued by the Company on August 20, 2003

(a)(4) Text of Press Release issued by the Company on September 4, 2003

(c)(1) Fairness Opinion, dated as of April 18, 2002, by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (incorporated by reference to Exhibit
       (c)(1) of Schedule TO filed on April 18, 2002)

(c)(2) Presentation to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. on April 9, 2002 (incorporated by reference to Exhibit (c)(2) of Schedule TO filed on April 18, 2002)

(d)(1) Notice of Pendency of Class Action, Proposed Settlement and Settlement Hearing

(d)(2) Stipulation of Settlement

(d)(3) Order and Final Judgment of the Court of Chancery of the State of Delaware

(d)(4) Court's Order denied Fred Lowenschuss's Request for Reconsideration

   (f) Section 262 of the Delaware General Corporation Law

                                       4